UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO. __)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☐

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Aska Seiyaku Kabushiki Kaisha
(Name of Subject Company)

ASKA Pharmaceutical Co., Ltd.
(Translation of Subject Company’s Name into English (if applicable))

Japan
(Jurisdiction of Subject Company’s Incorporation or Organization)

ASKA Pharmaceutical. Co., Ltd. on behalf of a holding company to be incorporated
(Name of Person(s) Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Takashi Yamaguchi Representative Director ASKA Pharmaceutical Co., Ltd. 5-1, Shibaura 2-Chome, Minato-ku, Tokyo, 108-8532 Japan (Telephone +81-3-5484-8366)
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) See Exhibit Index.

(b) Not applicable.

Item 2. Informational Legends

Included in the document attached hereto as Exhibit 1.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not applicable.

(2) Not applicable.

(3) Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

(1) Form F-X filed concurrently with the Commission on December 23, 2019.

(2) Not applicable.

2

Exhibit Index

Exhibit Number	Description
1	Announcement on Preparation to Transition to Holding Company Structure through Share Transfer

3

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Takashi Yamaguchi
(Signature)

Takashi Yamaguchi
Representative Director
ASKA Pharmaceutical Co., Ltd.

(Name and Title)

December 23, 2019
(Date)

4

EXHIBIT 1

Announcement on Preparation to Transition to Holding Company Structure through Share Transfer

To unitholders in the United States:

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers may be residents of a foreign country. You may not be able to sue a foreign company or its officers in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

December 23, 2019

TO OUR SHAREHOLDERS

Company Name:	ASKA Pharmaceutical Co., Ltd.
(the “Company”)
Representative:	Takashi Yamaguchi,
Representative Director and President
(Code Number: 4514)
(Tokyo Stock Exchange, First Section)
Contact:	Tomohito Nagao,
General Manager of Corporate Planning
(Telephone: +81(03)5484-8366)

Announcement on Preparation to Transition to
Holding Company Structure through Share Transfer

We hereby announce that our board of directors resolved at its meeting held today to transition to a holding company structure by April 1, 2021 and to prepare for the transition as follows.

The transition to a holding company structure is subject to approval at the general meeting of our shareholders to be held in June 2020. Further details will be announced when determined.

To unitholders in the United States:

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers may be residents of a foreign country. You may not be able to sue a foreign company or its officers in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S.

court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

Details

1.	Background and Purpose of Transition to Holding Company Structure

As Japan’s population ages at an accelerating rate, social security expenditures have increasingly strained the country’s finances, and there are concerns for a slowdown in the country’s economic activity associated with the decreasing workforce. As measures considered to be effective in addressing these issues, the Japanese government is focused on extending the life expectancy of its citizens by providing public services for preventative care and health management outside the national healthcare system.

Under these circumstances, we have engaged in our medical care-related business including pharmaceutical products based on our corporate philosophy of contributing to the improvement of people’s health and medical progress through development of innovative products. In order to further meet society’s expectations and continue to enhance our corporate value, we have made the determination that it would be best for the Company to aim to become a “total healthcare company” by transitioning to a holding company structure. By changing to a holding company structure, we will aim to enhance our business in new domains and to expedite our decision-making process in executing our business. We also believe that a change to a holding company structure, which will separate oversight of management from business execution, will be appropriate from the perspective of strengthening our governance.

2.	Method of Transition to Holding Company Structure

A holding company will be established through a share transfer to be conducted by the Company (the “Share Transfer”) pursuant to which the Company will become a wholly-owned subsidiary of the holding company. Because we plan to apply for a technical listing in the first section of the Tokyo Stock Exchange of the shares in the holding company that will be allocated to all Company shareholders, the listing of the Company shares, which will be delisted in such form, will continue to be maintained in substance in the form of shares in the holding company.

Details of the allocation related to the Share Transfer (e.g., the share transfer ratio), the tradename and structure of the holding company to be established and other matters will be announced as soon as they are determined.

3.	Schedule of Transition to Holding Company Structure

Late March 2020 (scheduled):	Approval at the Company’s board of directors meeting regarding the Share Transfer plan
Late June 2020 (scheduled):	Approval at the general meeting of the Company’s shareholders regarding the Share Transfer plan
April 1, 2021 (scheduled):	Effective date of the Share Transfer

Please note that the foregoing dates are subject to change due to procedures required for the Share Transfer or other reasons.

End